Jeremy J. Welter

1101 Excalibur Avenue

Lewisville, Texas 75076

July 25, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

Washington, D.C. 20549

Attention: Shane Callaghan

Dear Mr. Callaghan:

This letter and the Amendment No. 1 to Schedule 13D of even date herewith (“Amendment No. 1”) are filed in response to your letter of June 3, 2024 containing certain comments and questions regarding the Schedule 13D, filed with the Commission on April 11, 2024, related to shares of common stock, par value $0.0001, of Ashford, Inc. (the “Common Stock”).

By way of background, I previously served as President and Chief Operating Officer of Ashford, Inc. This relationship ended in April 2022, as reported by Ashford, Inc. on April 19, 2022 by the filing of Form 8-K. During my employment, I received various forms of equity compensation.

During my employment, this equity compensation was disclosed by Ashford, Inc. in quarterly and annual reports, as well as in filings made on Form 4. A significant portion of this equity compensation was in the form of Class 2 LTIP Units and 68 Common Units in Ashford Hospitality Advisors LLC, the operating subsidiary of Ashford, Inc. These securities are convertible into shares of Common Stock at the sole option of Ashford, Inc. As a result, at no time did I have control of the right to convert either of these securities into Common Stock.

In filing the Schedule 13D, we reported all equity compensation in the same manner as that used by Ashford, Inc., which reported the Class 2 LTIP Units and 68 Common Units as being beneficially owned by me. Based on information obtained subsequent to filing the Schedule 13D, we understand that I should not have reported beneficial ownership in the Class 2 LTIP Units or the 68 Common Units since I do not have the right to exercise the option to convert these securities into Common Stock.

With this background information, my responses below correspond to the numbered paragraphs set forth in the Commission’s letter.

1.	The late filing of the Schedule 13D was an error. We thought we had 10 calendar days to make the filing.

2.	Amendment No. 1, being filed simultaneously with this letter, clarifies the reported shares of Common Stock.

3.	To clarify this comment, I am currently involved in a start-up business opportunity that is a sole proprietorship and am truly “self employed”. I am not working for any company at the present time and have not incorporated an entity for this start-up.

4.	This error is corrected in the Amendment.

5.	As noted above, we have revised disclosure in the Amendment to disclaim beneficial ownership of the Class 2 LTIP Units and the 68 Common Units using the guidance available in the Compliance and Disclosure Interpretations of Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting.

6.	See comment in item 5 above.

If you have any further questions regarding this matter, please contact the undersigned by phone at 469.261.5656 or by e-mail at jeremyjwelter@gmail.com, or my legal counsel, Phil Whitcomb by phone at 214.855.7556 or by e-mail at pwhitcomb@munsch.com.

Sincerely,

/s/ Jeremy J. Welter